Exhibit 99.1

Arbe Robotics, Ltd. Announces Proposed Public Offering

TEL AVIV, ISRAEL, OCTOBER, 31, 2024 – Arbe Robotics Ltd. (NASDAQ, TASE: ARBE) (“Arbe” or the “Company”), a global leader in Perception Radar Solutions, today announced that it is proposing to offer and sell, subject to market conditions, its ordinary shares (or pre-funded warrants in lieu thereof) accompanied by Tranche A Warrants to purchase ordinary shares and Tranche B Warrants to purchase ordinary shares in an underwritten public offering. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Canaccord Genuity is acting as the sole bookrunner for the offering.

Arbe intends to use the net proceeds from this offering for working capital and general corporate purposes.

The securities described above are being offered pursuant to a registration statement on Form F-3 (File No. 333-269235), as amended, originally filed on January 13, 2023, with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on February 24, 2023. The offering is being made only by means of a prospectus and prospectus supplement which forms a part of the effective registration statement relating to the offering. A preliminary prospectus supplement and accompanying prospectus relating to the offering has been filed with the SEC. Electronic copies of the preliminary prospectus supplement and accompanying prospectus, when available, may be obtained on the SEC’s website at http://www.sec.gov and may also be obtained, when available, by contacting Canaccord Genuity LLC, Attn: Syndication Department, 1 Post Office Square, 30th Floor, Boston, MA 02109, or by email at prospectus@cgf.com

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Arbe Robotics, Ltd.

Arbe (Nasdaq: ARBE), a global leader in Perception Radar solutions, is spearheading a radar revolution, enabling safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a critical sensor for L2+ and higher autonomy. The company is empowering automakers, Tier 1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. Arbe is based in Tel Aviv, Israel, and has offices in China, Germany, and the United States.

Forward-Looking Statements

This press release contains or will contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, and include, but are not limited to, statements or expectations regarding the anticipated offering and the anticipated use of net proceeds from the offering. Actual events or results could differ materially from those discussed in the forward-looking statements as a result of various factors, including, but not limited to the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; the Company’s ability to meet the conditions to the release from escrow of the proceeds from its recent sale of convertible debentures; the Company’s ability to generate additional OEM selections and substantial orders and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.